Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: May 26, 2021

TS INNOVATION ACQUISITIONS CORP.

Rockefeller Center

45 Rockefeller Plaza

New York, New York 10111

**** IMPORTANT REMINDER ****

Dear TS Innovation Acquisitions Corp. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders of TS Innovation Acquisitions Corp. (“TSIA”) to vote on the previously announced proposed business combination with Latch, Inc., which is scheduled to be held virtually, via live webcast, on June 3, 2021. TSIA’s stockholders of record at the close of business on the record date, May 11, 2021, are entitled to vote the shares of common stock of TSIA owned by them at the Special Meeting. You can attend the meeting via live webcast at: https://www.cstproxy.com/tsinnovationacquisitions/sm2021.

If you want to join the virtual meeting in listen-only mode, Continental Stock Transfer will issue you a guest control number after providing proof of ownership. You will need to contact Continental Stock Transfer at 917-262-2373 or email proxy@continentalstock.com to receive a control number.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

The TSIA board of directors recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in TSIA and for taking the time to vote your shares.

Sincerely,

TS Innovation Acquisitions Corp.

Additional Information and Where to Find It

This release relates to a proposed transaction between Latch and TSIA. This release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC, which included a proxy statement of TSIA and a prospectus of TSIA. The registration statement on Form S-4, as amended, was declared effective by the SEC on May 12, 2021, and TSIA commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about May 18, 2021. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

Participants in Solicitation

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.